UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE — ACT OF 1934

For the fiscal period from January 1, 2004 to August 2, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE — ACT OF 1934

For the transition period from              to

Commission file number 1-13782

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Westinghouse Air Brake Company Savings Plan

for Hourly Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office.

Westinghouse Air Brake Technologies Corporation

1001 Air Brake Avenue

Wilmerding, PA 15148

REQUIRED INFORMATION

The Westinghouse Air Brake Technologies Corporation Savings Plan for Hourly Employees (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the two fiscal periods ended August 2, 2004 and December 31, 2003, which have been prepared in accordance with the financial reporting requirements of ERISA, are presented on pages 1 through 5. Neither of the financial statements were audited due to the number of participants in the Plan being below the number of participants requiring audit under ERISA.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES

Form 11-K Annual Report Pursuant To Section 15(D) of

the Securities Exchange Act of 1934

For The Fiscal Period Ended August 2, 2004

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES

ANNUAL REPORT ON FORM 11-K

AUGUST 2, 2004 AND DECEMBER 31, 2003

Page
Financial Statements

Statements of Net Assets Available for Benefits	1

Statements of Changes in Net Assets Available for Benefits	2

Notes to Financial Statements	3

(Supplemental Schedules not listed are omitted due to the absence of conditions under which they are required.)

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AUGUST 2, 2004 AND DECEMBER 31, 2003 (UNAUDITED)

	2004	2003
Investments, at market	$—	$308,417
Participant loans	—	5,610

Net assets available for benefits	$—	$314,027

The accompanying notes are an integral part of these financial statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

PERIOD FROM JANUARY 1, 2004 TO AUGUST 2, 2004 AND YEAR ENDED DECEMBER 31, 2003 (UNAUDITED)

	2004	2003
Net assets available for benefits, beginning of year	$314,027	$818,179

Increases:
Employee contributions	16,562	20,614
Net appreciation in fair value of investments	—	68,500
Investment income:
Interest and dividends	201	6,940

Total increases	16,763	96,054

Decreases:
Benefit payments	22,710	54,564
Net depreciation in fair value of investments	6,140	—
Transfer out to other plans	301,818	545,481
Administrative expenses	122	161

Total decreases	330,790	600,206

Net decrease	(314,027)	(504,152)

Net assets available for benefits, end of year	$—	$314,027

The accompanying notes are an integral part of these financial statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

AUGUST 2, 2004 AND DECEMBER 31, 2003 AND PERIOD FROM JANUARY 1, 2004 TO AUGUST 2, 2004 AND YEAR ENDED DECEMBER 31, 2003 (UNAUDITED)

1. DESCRIPTION OF PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document and Summary Plan Description for more complete information.

General

The Westinghouse Air Brake Technologies Corporation Savings Plan for Hourly Employees (the Plan), effective May 1, 1999, is a contributory plan intended to comply with the provisions of Sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (IRC).

Plan Merger

Effective August 2, 2004, the Westinghouse Air Brake Technologies Corporation Savings Plan for Hourly Employees was merged into the Westinghouse Air Brake Technologies Corporation Savings Plan. On this date, all assets were appropriately transferred from the Plan to the Westinghouse Air Brake Technologies Corporation Savings Plan and participants of the Plan became participants in the Westinghouse Air Brake Technologies Corporation Savings Plan.

Contributions

Participants may contribute, through payroll deductions, employee elective contributions from 1% to 20% of their compensation, limited to $13,000 in 2004. In addition, participants may contribute employee after-tax contributions from 1% to 20% of their compensation in 2004. Participants who were 50 years or older during the calendar year 2004 were allowed to contribute up to $3,000 in catch-up contributions in addition to the 20% maximum.

Participant total annual contributions may not exceed the contribution limits under Section 415(c) of the IRC. In addition, the combination of an employee’s elective contribution and after-tax contribution could not exceed 20% of his/her compensation in 2004 and 2003.

Withdrawals

Participants may make the following types of withdrawals:

In-Service Withdrawals—A participant may withdraw any portion of his/her employee after-tax account and rollover accounts once in any six-month period. Once a participant has reached age 59-1/2, he/she can withdraw any portion of his/her employee elective account, provided that the participant simultaneously withdraws (or has previously withdrawn) the entire amount of his/her employee after-tax account and rollover accounts, if applicable.

Hardship Withdrawals—In the case of hardship, as defined in the plan document, the participant can receive 100% of his/her employee elective account. Hardship withdrawals are limited to once every plan year.

Loans

Participants may receive loans from the Plan. At no time shall the loans of the participant exceed the lesser of 50% of the value of the participant’s vested balance of his/her account, reduced by any outstanding loan balance, or $50,000. The loans bear interest based on prevailing commercial rates as determined quarterly by the plan administrator.

Vesting

Employee contributions are at all times 100% vested and nonforfeitable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting. Certain expenses incurred by the plan administrator, investment manager and trustee for their services and costs in administering the Plan are paid directly by the Westinghouse Air Brake Technologies Corporation (the Company).

Investments

Investments are valued at their market values based on published quotations.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

3. INVESTMENTS

The trustee of the Plan holds the Plan’s investments and executed transactions therein. The fair market values of individual assets that represent 5% or more of the Plan’s net assets as of August 2, 2004 and December 31, 2003 are as follows:

	2004	2003
T. Rowe Price Science & Technology Fund	$—	$84,480
Fidelity Managed Income Portfolio II	—	67,306
Fidelity Freedom 2040 Fund	—	45,904
Fidelity Freedom 2020 Fund	—	27,617
Fidelity Freedom 2030 Fund	—	26,792
Banc One Bond Fund	—	21,151

For the period from January 1, 2004 to August 2, 2004 and the year ended December 31, 2003, investment income for the Plan is as follows:

	2004	2003
Net appreciation (depreciation) in fair value of investments:
Westinghouse Air Brake Technologies Corporation common stock	$666	$2,362
Mutual funds	(6,806)	66,138

	(6,140)	68,500
Interest & dividends	201	6,940

Total investment (loss) gain	$(5,939)	$75,440

Investment Options

The trustee of the investments is Fidelity Management Trust Company (Fidelity) per the Trust Agreement dated May 1, 1999. Fidelity maintains the investments and provides record-keeping functions for the Plan. Each participant’s account, at the discretion of the participant, may be invested in a variety of funds.

4. PLAN TERMINATION

The Company has the right to terminate the Plan subject to the provisions of ERISA. During 2004, the Company transferred the participants’ accounts still maintained in this Plan to a similar Company sponsored defined contribution plan and terminated the Plan.

5. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated November 19, 2002, stating that the Plan is qualified under Section 410(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Westinghouse Air Brake Technologies Corporation

By	/s/ Scott E. Wahlstrom
Scott E. Wahlstrom
Vice President, Human Resources and Plan Administrator of the Westinghouse Air Brake Technologies Corporation Savings Plan for Hourly Employees

January 24, 2005